Exhibit 1

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of June 30, 2021,

and December 31, 2020 and for the six-month periods ended June 30, 2021, and 2020

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of June 30, 2021, and December 31, 2020, and for the six-month periods ended June 30, 2021, and 2020

TABLE OF CONTENTS

•	Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the six-month periods ended June 30, 2021, and 2020.

•	Unaudited interim condensed consolidated statements of financial position as of June 30, 2021, and December 31, 2020.

•	Unaudited interim condensed consolidated statements of changes in shareholders’ equity for the six-month periods ended June 30, 2021 and 2020.

•	Unaudited interim condensed consolidated statements of cash flows for the six-month periods ended June 30, 2021 and 2020.

•	Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021, and 2020.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the six-month periods ended June 30, 2021, and 2020

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Revenues from contract with customers	4	281,178	124,539	165,277	51,219
Cost of sales:
Operating costs	5.1	(49,608)	(42,397)	(26,468)	(18,564)
Crude oil stock fluctuation	5.2	(1,340)	(3,032)	1,760	(3,481)
Depreciation, depletion and amortization	12/13/14	(95,746)	(63,915)	(51,016)	(30,448)
Royalties		(36,626)	(17,275)	(21,740)	(6,130)

Gross profit/(loss)		97,858	(2,080)	67,813	(7,404)

Selling expenses	6	(18,402)	(12,452)	(10,990)	(6,300)
General and administrative expenses	7	(19,921)	(17,596)	(11,070)	(8,229)
Exploration expenses	8	(284)	(299)	(125)	(168)
Other operating income	9.1	6,514	3,851	5,865	1,698
Other operating expenses	9.2	(1,343)	(2,538)	(294)	(1,285)

Operating profit/(loss)		64,422	(31,114)	51,199	(21,688)

Interest income	10.1	8	766	4	142
Interest expenses	10.2	(29,157)	(20,720)	(12,399)	(9,569)
Other financial results	10.3	5,751	3,407	(6,396)	215

Financial results, net		(23,398)	(16,547)	(18,791)	(9,212)

Profit/(loss) before income tax		41,024	(47,661)	32,408	(30,900)

Current income tax (expense)	15	(17,972)	(271)	(16,224)	(271)
Deferred income tax (expense)	15	(12,689)	(12,603)	(10,679)	(8,032)

Income tax (expense)		(30,661)	(12,874)	(26,903)	(8,303)

Net profit/(loss) for the period		10,363	(60,535)	5,505	(39,203)

Other comprehensive income
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods
- (Loss) from actuarial remediation related to defined benefit plans	25	(2,620)	(225)	(2,523)	(225)
- Deferred income tax benefit	15	1,385	57	1,361	57

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		(1,235)	(168)	(1,162)	(168)

Other comprehensive income for the period, net of taxes		(1,235)	(168)	(1,162)	(168)

Total comprehensive profit/(loss) for the period		9,128	(60,703)	4,343	(39,371)

Profit/(loss) per share
Basic share (in US dollars per share)	11	0.118	(0.694)	0.062	(0.449)
Diluted share (in US dollars per share)	11	0.113	(0.694)	0.059	(0.449)

Notes 1 through 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of financial position as of June 30, 2021, and December 31, 2020

(Amounts expressed in thousands of US Dollars)

	Notes	As of June 30, 2021	As of December 31, 2020
Assets
Non-current assets
Property, plant and equipment	12	1,047,694	1,002,258
Goodwill	13	28,450	28,484
Other intangible assets	13	20,227	21,081
Right-of-use assets	14	20,745	22,578
Trade and other receivables	16	11,254	29,810
Deferred income tax assets		80	565

Total non-current assets		1,128,450	1,104,776

Current assets
Inventories	18	13,138	13,870
Trade and other receivables	16	67,026	51,019
Cash, bank balances and other short-term investments	19	236,671	202,947

Total current assets		316,835	267,836

Assets held for sale	30	12,891	—

Total assets		1,458,176	1,372,612

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	20	659,400	659,400
Share-based payments		27,157	23,046
Other accumulated comprehensive losses		(4,746)	(3,511)
Accumulated losses		(160,054)	(170,417)

Total shareholders’ equity		521,757	508,518

Liabilities
Non-current liabilities
Deferred income tax liabilities		146,384	135,567
Lease liabilities	14	14,725	17,498
Provisions	21	22,044	23,909
Borrowings	17.1	425,720	349,559
Warrants	17.4	1,714	362
Employee benefits	25	5,887	3,461

Total non-current liabilities		616,474	530,356

Current liabilities
Provisions	21	1,747	2,084
Lease liabilities	14	7,334	6,183
Borrowings	17.1	179,367	190,227
Salaries and social security payable	22	8,697	11,508
Income tax liability		3,635	—
Other taxes and royalties payable	23	8,359	5,117
Accounts payable and accrued liabilities	24	109,091	118,619

Total current liabilities		318,230	333,738

Liabilities directly associated with assets held for sale	30	1,715	—

Total liabilities		936,419	864,094

Total shareholders’ equity and liabilities		1,458,176	1,372,612

Notes 1 through 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the six-month period ended June 30, 2021

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payments	Other accumulated comprehensive losses	Accumulated losses	Total shareholders’ equity
Amounts as of December 31, 2020	659,400	23,046	(3,511)	(170,417)	508,518

Profit for the period	—	—	—	10,363	10,363
Other comprehensive income (loss) for the period	—	—	(1,235)	—	(1,235)

Total comprehensive income	—	—	(1,235)	10,363	9,128

Share-based payments (1)	—	4,111	—	—	4,111

Amounts as of June 30, 2021	659,400	27,157	(4,746)	(160,054)	521,757

(1)	Including 5,641 share-based payment expenses (Note 7), net of tax charges.

Notes 1 through 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in shareholders’ equity for the six-month period ended June 30, 2020

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payments	Other accumulated comprehensive losses	Accumulated losses	Total shareholders’ equity
Amounts as of December 31, 2019	659,399	15,842	(3,857)	(67,668)	603,716

Loss for the period	—	—	—	(60,535)	(60,535)
Other comprehensive income (loss) for the period	—	—	(168)	—	(168)

Total comprehensive (loss)	—	—	(168)	(60,535)	(60,703)

Share-based payments (1)	—	3,127	—	—	3,127

Amounts as of June 30, 2020	659,399	18,969	(4,025)	(128,203)	546,140

(1)	Including 5,030 share-based payment expenses (Note 7), net of tax charges.

Notes 1 through 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of cash flows for the six-month periods ended June 30, 2021, and 2020

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Cash flows provided by operating activities
Net profit/(loss) for the period		10,363	(60,535)	5,505	(39,203)

Adjustments to reconcile net cash flows
Items related to operating activities:
Allowances for expected credit losses	6	29	(14)	29	(36)
Net changes in foreign exchange rate	10.3	(8,815)	3,307	(1,411)	2,696
Unwinding of discount on asset retirement obligation	10.3	1,174	1,390	613	811
Net increase in provisions	9.2	815	(136)	153	(143)
Interest expense on lease liabilities	10.3	534	796	234	354
Discount of assets and liabilities at present value	10.3	(2,715)	971	390	1,165
Share-based payments	7	5,641	5,030	2,627	2,464
Employee benefits	25	86	143	43	90
Income tax expense	15	30,661	12,874	26,903	8,303

Items related to investing activities:
Depreciation and depletion	12/14	94,131	62,770	50,187	29,880
Amortization of intangible assets	13	1,615	1,145	829	568
Interest income	10.1	(8)	(766)	(4)	(142)
Gain from farmout agreement	9.1	(4,525)	—	(4,525)	—
Changes in the fair value of financial assets	10.3	(7,215)	533	(141)	(1,632)

Items related to financing activities:
Interest expenses	10.2	29,157	20,720	12,399	9,569
Changes in the fair value of warrants	10.3	1,352	(14,840)	1,283	(4,071)
Amortized costs	10.3	2,923	1,199	705	606
Impairment of financial assets	10.3	—	4,839	—	—
Remeasurements in borrowing	10.3	5,567	—	4,927	—

Changes in working capital:
Trade and other receivables		(4,182)	22,118	26,161	13,789
Inventories		1,344	2,934	(1,761)	4,018
Accounts payable and accrued liabilities		10,933	(4,142)	3,197	(1,955)
Payments of employee benefits	25	(280)	(395)	(68)	(198)
Salaries and social security payable		(4,193)	(7,574)	1,529	1,803
Other taxes and royalties payable		(8,210)	(1,696)	(11,483)	(4)
Provisions		(803)	(605)	(689)	(370)
Income tax payment		(2,788)	(2,442)	(1,642)	(1,735)

Net cash flows generated by operating activities		152,591	47,624	115,990	26,627

Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment		(164,754)	(76,616)	(84,898)	(24,902)
Payments for acquisitions of other intangible assets	13	(761)	(1,128)	(650)	(143)
Cash received by farmout agreement	1.2.1	5,000	—	5,000	—
Proceeds from interest received		8	766	4	142

Net cash flows (used in) investing activities		(160,507)	(76,978)	(80,544)	(24,903)

VISTA OIL & GAS, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of cash flows for the six-month periods ended June 30, 2021, and 2020

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020

Cash flows from financing activities:
Proceeds from borrowing	17.2	199,698	96,828	78,254	16,828
Payment of borrowing´s costs	17.2	(2,711)	(592)	(747)	(12)
Payment of borrowing´s principal	17.2	(129,493)	(42,635)	(30,556)	—
Payment of borrowing´s interests	17.2	(25,392)	(19,325)	(5,834)	(2,389)
Payment of lease	14	(3,990)	(5,122)	(2,138)	(1,557)
Payment of other financial liabilities, net of restricted cash and cash equivalents		—	(16,993)	—	—

Net cash flows generated by financing activities		38,112	12,161	38,979	12,870

Net increase (decrease) in cash and cash equivalents		30,196	(17,193)	74,425	14,594

Cash and cash equivalents at beginning of period	19	201,314	234,230	163,237	202,122
Effect of exposure to changes in the foreign currency rate of cash and cash equivalents		5,000	1,279	(1,152)	1,600
Net increase (decrease) in cash and cash equivalents		30,196	(17,193)	74,425	14,594

Cash and cash equivalents at end of period	19	236,510	218,316	236,510	218,316

Significant transactions that generated no cash flows
Acquisition of property, plant and equipment through increase in account payables and other accounts		68,948	28,914	68,948	28,914
Changes in asset retirement obligation with corresponding changes in property, plant and equipment		(2,469)	(1,666)	(773)	1,704

Notes 1 through 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Group information

1.1 Company general information, structure and activities

Vista Oil & Gas, S.A.B. de C.V. (“VISTA” or the “Company” or the “Group”) was organized as a corporation with variable capital stock under the laws of the United Mexican States (“Mexico”) on March 22, 2017. The Company adopted the public corporation or “Sociedad Anónima Bursátil” (“S.A.B.”), on July 28, 2017.

Likewise, since July 26, 2019 the Company is listed on New York Stock Exchange (“NYSE”) under the ticker symbol “VIST”.

The address of the Company´s main office is located in Mexico City (Mexico), at Volcán 150. Floor 5. Lomas de Chapultepec.

Miguel Hidalgo. Zip Code.11000.

Through its subsidiaries, the Company engages in oil and gas exploration and production (upstream segment).

These unaudited interim condensed consolidated financial statements were approved for publication by the Board of Directors on July 27, 2021.

There were no changes in the Group’s structure and activities as from the date of issuance of the annual consolidated financial statements as of December 31, 2020.

1.2 Significant transactions during the period

1.2.1 Investment Agreement with Trafigura Argentina S.A. (“Trafigura”) in Bajada del Palo Oeste

On June 28, 2021, the Company through its subsidiary Vista Oil & Gas Argentina S.A.U. (“Vista Argentina”) entered into a farmout agreement with Trafigura, through which was decided to establish a joint venture for the development of, initially, 5 (five) pads of 4 (four) wells each in Bajada del Palo Oeste block.

The farmout agreement grants Trafigura contractual right over 20% of the hydrocarbon production of the pads included in the agreement and bear 20% of the capital expenditures, as well as the corresponding royalties and direct taxes, and all other costs, including operating and midstream costs.

As part of the farmout agreement, Trafigura shall pay to Vista Argentina: (i) the amount of 25,000 as follows: an initial amount of 5,000 and thereafter 4 (four) installments of 5,000 per each pad, payable upon completion of first production validated by Trafigura of pads 2 (two), 3 (three), 4 (four) and 5 (five) included in the farmout agreement.

Vista Argentina remains the operator of Bajada del Palo Oeste block and 100% title holder; and with respect to the pads included in the farmout agreement, will retain its rights over 80% of the hydrocarbon production and bear 80% of the capital expenditures, as well as the corresponding royalties and direct taxes, and all other costs, including operating and midstream costs.

Lastly, Trafigura has an option to participate up to 2 (two) additional pads, under the same terms and conditions described above.

As of June 30, 2021, Vista Argentina received the first payment of 5,000. In accordance with the Company’s accounting policy this transaction was recognized as a “Gain from farmout agreement” under “Other operating income” (See Note 9.1). Subsequent gains associated to the development of pads 2 (two), 3 (three), 4 (four) and 5 (five) will be recognized upon completion of the terms and conditions aforementioned including the transferring of the control of right to participate in 20% of the subsequent pads as per the farmout agreement.

1.2.2 Sale of working interest in the Coirón Amargo Sur Oeste (“CASO”) concession

The Company through its subsidiary Vista Argentina has entered into an assignment of rights agreement with Shell Argentina S.A., a subsidiary of Royal Dutch Shell plc. (“Shell”) to transfer its 10% working interest in the CASO concession (the “JV agreement”) for a total consideration of 21,500 that shall be payable as follows: (i) 15,000 in cash, and (ii) 6,500 as a carry for the extension of infrastructure works for the collection and supply of water, which is operated by Shell and supplies Vista’s operation.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

On June 24, 2021, the Province of Neuquén, by means of Decree No. 1,027/2021, has approved the addendum to the JV agreement, reflecting the new working interests in such JV in accordance with the aforementioned transaction. With the issuance of the Decree all agreed conditions precedent have been fulfilled; therefore, Vista and Shell determined the closing date for the transaction on July 2, 2021. For more information, please refer to Note 30.

Note 2. Basis of preparation and significant accounting policies

2.1 Bases of preparation and presentation of the financial statements

The unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020, and for the six-month periods ended June 30, 2021 and 2020 were prepared in agreement with the International Accounting Standard (“IAS”) No. 34 – “Interim Financial Reporting”. The Company prepared its interim financial statements on a condensed basis pursuant to IAS 34. Certain explanatory notes are included to describe the events and transactions that are relevant to understand the changes in the financial position as of June 30, 2021, and the results of operations for the six-month period ended June 30, 2021. Therefore, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read together with the Company’s annual consolidated financial statements as of December 31, 2020.

These unaudited interim condensed consolidated financial statements were prepared using the same accounting policies as used in preparing our consolidated financial statements as of December 31, 2020, except for the adoption of new standards and interpretations effective as of January 1, 2021; and the income tax expense that is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

They were prepared on a historical cost basis, except for certain financial assets and liabilities that were measured at fair value. The figures contained herein are stated in US dollars (“US”) and are rounded to the nearest thousand (US 000), unless otherwise stated.

2.2 New accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Company did not opt for the early adoption of any other standard, interpretation or amendment that has been issued but is not yet effective.

Amendments to IFRS 7, IFRS 9, IFRS 16 and IAS 39: Interest Rate Benchmark Reform

The amendments provide temporary reliefs which address the financial reporting effects when an Interbank Offered Rate (“IBOR”) is replaced with an alternative nearly risk-free interest rate (“RFR”).

The amendments include the following practical expedients:

(i)

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest;

(ii)	Permit changes required by IBOR reform to be made to hedge designations;

(iii)	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

As of June 30, 2021, the Company initiated no negotiations with banks for its borrowings at LIBOR.

2.3 Basis of consolidation

These unaudited interim condensed consolidated financial statements contain the financial statements of the Company and its subsidiaries. There were no changes in interest in Company subsidiaries during the six-month period ended June 30, 2021.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4 Summary of significant accounting policies

2.4.1 Going concern

The Board oversees the Group’s cash position regularly and liquidity risk throughout the year to ensure that there are sufficient funds to expected financing, operating and investing requirements. Sensitivity tests are conducted to disclose the latest expense expectations, oil and gas prices and other factors so that the Group may manage the risk.

Considering the macroeconomic context, the results of operations and the Group’s cash position, as of June 30, 2021, the Directors asserted, upon approving the financial statements, that the Group may reasonably be expected to fulfill its obligations in the foreseeable future. Therefore, these interim condensed consolidated financial statements were prepared on a going concern basis.

2.4.2 Impairment testing of goodwill and non-financial assets other than goodwill

Non-financial assets, including identifiable intangible assets, are tested for impairment in the lowest level at which there are separately identifiable cash flows largely independent of the cash flows of other groups of assets or Cash Generated Units (“CGUs”). For this purpose, each owned or jointly operated oil and gas in 4 (four) CGUs in Argentina: (i) conventional oil and gas operating concessions; (ii) unconventional oil and gas operating concessions; (iii) conventional oil and gas non-operating concessions; (iv) unconventional oil and gas non-operating concessions. The Company also identified 2 (two) CGUs in Mexico: (i) conventional oil and gas non-operating concessions; (ii) conventional oil and gas operating concessions.

The Company conducts its annual impairment test every December or when there is an indication that the carrying amount may be impaired. Its bases the impairment test of goodwill and non-financial assets on the calculation of value in use; and reviews the relationship between the recoverable value and the carrying amount of its assets.

As of June 30, 2021, the Company did not identify impairment indicators.

2.4.3 Assets held for sale and liabilities directly associate with assets held for sale

Assets held for sale expose in Note 30 are related to the operation describe in Note 1.2.2 (“Sale of working interest in the CASO concession”). The Company classify assets held for sale if it is carrying amount will be recovered principally through a sale transaction rather than through continuing use.

Assets held for sale are measured at the lower of it carrying amount and fair value less costs to sell. These costs are the incremental costs directly attributable to the disposal of an assets, excluding financial cost and income tax expense.

An asset is classified as assets held for sale when the sale is highly probable and must be available for immediate sale in its present condition. The company must be committed to a plan to sell, and the sale should be completed within one year from the date of classification.

The Company does not depreciate a non-current asset while it is classified as held for sale.

Assets held for sale and liabilities directly associate with assets held for sale are present separated in a statement of financial of position.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.5 Regulatory framework

A-	Argentina

2.5.1 General

2.5.1.1 COVID-19 pandemic

During 2020 and 2021 several measures connected with the COVID-19 pandemic were issued, initially through the Decree No. 297/2020, and extended by successive decrees, entering into a preventive and mandatory social isolation. The one in effect as of the date in which these interim condensed consolidated financial statements were made available for issue, was Decree No. 455/2021. This period may continue to be extended as long as necessary, in order to mitigate the consequences of the epidemiological situation.

2.5.2 Gas market

2.5.2.1 Program to promote the injection of natural gas surplus for reduced injection companies (“RI program”)

The RI program was introduced by the Secretariat of Energy (“SE”) in agreement with Resolution No. 60/13 of 2013. This program created price incentives to encourage producing companies’ adherence aimed at boosting natural gas production in Argentina, and Liquefied Petroleum Gas (“LPG”) import fines in case of volume noncompliance. This resolution, amended by Resolutions No. 22/14 and No. 139/14, set forth a selling price ranging between 4 US/MMBTU (“Million of British Themal Unit”) and 7.5 US/MMBTU according to the production possibility curve.

On July 1, 2019, through Resolution No. 358/19, the SE advised the Company of the plan for settling the receivable related to the RI program. According to such resolution, the Company’s receivable as of that date would be settled with government bonds (“natural gas program bonds”) denominated in US dollars to be amortized within a maximum term of 30 (thirty) instalments.

From the total bonds received by the Company, 4,140 program-related bonds were amortized during the six-month period ended June 30, 2021. As of June 30, 2021, the Company has no outstanding credit related to the RI Program, and as of December 31, 2020, the Company’s receivable related to such plan amounts to 4,012 at present value (4,140 of nominal value). See Note 16.

2.5.2.2 Promotion Plan for the Production of Argentine Natural Gas – Supply and Demand Framework 2020-2024 (“Gas Plan IV”)

On November 13, 2020, through of Decree No. 892/2020, the Argentine Executive Branch approved the Gas Plan IV, declaring the promotion of natural gas production a priority and national public interest.

Through Resolution No. 317/2020 of the SE, it invited natural gas producing companies to a National Public tender for the award of a total base natural gas volume of 70 MMm3/day each year; and an additional volume for each of the winter periods.

On December 15, 2020, through Resolution No. 391/2020, the SE awarded the volumes and prices, which means the subsequent conclusion of contracts with Compañía Administradora del Mercado Mayorista Eléctrico S.A.(“CAMMESA”), Integración Energética Argentina S.A. (“IEASA”) and other distribution licensees or sub-distributors, for the supply of natural gas for electric power generation and for residential consumption, respectively.

The Company, through its subsidiary in Argentina, was awarded with a base volume of 0.86 MMm3/day, at an annual average price of 3.29 US/MMBTU for a period of four years, starting on January 1, 2021.

As of June 30, 2021, the Company’s receivable related to such plan amounts to 1,986. See Note 16.

Except as mentioned above, there have been no significant changes in the Company’s regulatory framework applicable to Argentina during the period ended June 30, 2021. See Note 2.5 of the annual consolidated financial statements as of December 31, 2020 for more details.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

B-	México

2.5.3 General

The measures corresponding to the treatment of the COVID-19 pandemic was extended and may continue to be extended as long as is necessary to control the epidemiological situation as determined by the competent health authorities at national and city levels of México.

Except as mentioned above, there have been no significant changes in the Company’s regulatory framework applicable to Mexico during the period ended June 30, 2021. See Note 2.5 of the annual consolidated financial statements as of December 31, 2020, for more details.

Note 3. Segment information

The Chief Operating Decision Maker (the “CODM” or “Committee”) is in charge of allocating resources and assessing the performance of the operating segment. It supervises operating profit/(loss) and the performance of the indicators related to its oil and gas properties on an aggregate basis to make decisions regarding the location of resources, negotiate with international suppliers and determine the method for managing contracts customers.

The Committee considers as a single segment the exploration and production of natural gas, LPG and crude oil (includes all upstream business), through its own activities, subsidiaries and interests in joint operations and based on the nature of business, customer portfolio and risks involved. The Company aggregated no segment as it has only one.

For the six-month periods ended June 30, 2021 and 2020, the Company generated 99% and 1% of its revenues related to assets located in Argentina and Mexico, respectively.

The accounting criteria used by the subsidiaries to measure profit or loss, assets and liabilities of the segments are consistent with those used in these unaudited interim condensed consolidated financial statements.

The following chart summarizes non-current assets per country:

	As of June 30, 2021	As of December 31, 2020
Argentina	1,104,827	1,086,308
Mexico	23,623	18,468

Total non-current assets	1,128,450	1,104,776

Note 4. Revenues from contracts with customers

	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Sales of goods	281,178	124,539	165,277	51,219

Total revenues from contracts with customers	281,178	124,539	165,277	51,219

Recognized at a point in time	281,178	124,539	165,277	51,219

4.1 Disaggregated revenues information from contracts with customers

Type of products	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Revenues from crude oil sales	257,064	103,697	149,862	41,712
Revenues from natural gas sales	22,370	18,753	14,486	8,640
Revenues from LPG sales	1,744	2,089	929	867

Type of products	281,178	124,539	165,277	51,219

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Distribution channels	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Refineries	177,610	75,589	123,111	13,604
Exports	79,454	28,108	26,751	28,108
Natural gas for electric power generation	8,230	1,032	4,278	285
Retail natural gas distribution companies	7,804	7,088	5,848	3,792
Industries	6,336	10,633	4,360	4,563
Commercialization of LPG	1,744	2,089	929	867

Total revenue from contracts with customers	281,178	124,539	165,277	51,219

Note 5. Cost of sales

Note 5.1 Operating costs

	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Fees and compensation for services	24,697	22,267	12,878	10,402
Consumption of materials and spare parts	7,229	4,631	4,066	408
Salaries and social security	6,972	5,842	3,867	3,022
Easements and fees	4,467	4,520	2,426	2,234
Employee benefits	2,137	1,840	1,129	911
Transport	1,310	977	685	326
Others	2,796	2,320	1,417	1,261

Total operating costs	49,608	42,397	26,468	18,564

Note 5.2 Crude oil stock fluctuation

	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Crude oil stock at beginning of period (Note 18)	6,127	3,032	3,027	3,481
Less: Crude oil stock at end of period (Note 18)	(4,787)	—	(4,787)	—

Total crude oil stock fluctuation	1,340	3,032	(1,760)	3,481

Note 6. Selling expenses

	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Transport	8,791	4,827	5,114	2,284
Taxes, rates and contributions	5,929	3,068	4,209	696
Tax on bank account transactions	2,744	1,747	1,309	534
Fees and compensation for services	909	2,824	329	2,822
Allowances for expected credit losses	29	(14)	29	(36)

Total selling expenses	18,402	12,452	10,990	6,300

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 7. General and administrative expenses

	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Salaries and social security	6,328	5,164	3,932	2,205
Share-based payments	5,641	5,030	2,627	2,464
Employee benefits	3,489	2,339	2,033	1,070
Fees and compensation for services	3,084	3,424	1,709	1,681
Institutional promotion and advertising	575	631	305	285
Taxes, rates and contributions	211	337	92	234
Others	593	671	372	290

Total general and administrative expenses	19,921	17,596	11,070	8,229

Note 8. Exploration expenses

	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Geological and geophysical expenses	284	299	125	168

Total exploration expenses	284	299	125	168

Note 9. Other operating income and expenses

Note 9.1 Other operating income

	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Gain from farmout agreement (1) (Note 1.2.1)	4,525	—	4,525	—
Other income for services (2)	1,886	1,982	1,260	1,108
Others (3)	103	1,869	80	590

Total other operating income	6,514	3,851	5,865	1,698

(1)	Includes 5,000 of payment received net of disposals of oil and gas properties and goodwill for 441 and 34, respectively. See Note 1.2.1, 12 and 13.
(2)	Services not directly related to the Company’s main activity.
(3)	As of June 30, 2021, include 13 related to the expiration of Sur Rio Deseado Este exploitation concession (See Note 28).

Note 9.2 Other operating expenses

	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Restructuring expenses (1)	(528)	(2,674)	(141)	(1,430)
Provision for environmental remediation	(478)	(67)	(162)	(31)
(Allowance)/Reversal provision for materials and spare parts	(267)	210	47	181
Provision for contingencies	(70)	(7)	(38)	(7)
Others	—	—	—	2

Total other operating expenses	(1,343)	(2,538)	(294)	(1,285)

(1)	The Company booked restructuring expenses including payments, fees and transaction costs related to the changes in the Group’s structure.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 10. Financial results

10.1 Interest income

	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Financial interests	8	766	4	142

Total interest income	8	766	4	142

10.2 Interest expenses

	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Borrowing interests (Note 17.2)	(29,157)	(20,720)	(12,399)	(9,569)

Total interest expenses	(29,157)	(20,720)	(12,399)	(9,569)

10.3 Other financial results

	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Amortized costs (Note 17.2)	(2,923)	(1,199)	(705)	(606)
Changes in the fair value of warrants (Note 17.4.1)	(1,352)	14,840	(1,283)	4,071
Net changes in foreign exchange rate	8,815	(3,307)	1,411	(2,696)
Discount of assets and liabilities at present value	2,715	(971)	(390)	(1,165)
Impairment of financial assets	—	(4,839)	—	—
Changes in the fair value of financial assets	7,215	(533)	141	1,632
Interest expense on lease liabilities (Note 14)	(534)	(796)	(234)	(354)
Unwinding of discount on asset retirement obligation	(1,174)	(1,390)	(613)	(811)
Remeasurements in borrowing (1) (Note 17.2)	(5,567)	—	(4,927)	—
Others	(1,444)	1,602	204	144

Total other financial results	5,751	3,407	(6,396)	215

(1)	Related to the borrowing signed in Purchasing Power Units (“UVA” by its Spanish acronym), updatable by Benchmark Stabilizing Ratio (“CER” by its Spanish acronym).

Note 11. Profit /(Loss) per share

a)	Basic

Basic profit (loss) per share is calculated by dividing the Company’s profit or loss by the weighted average number of ordinary shares outstanding during the period.

b)	Diluted

Diluted profit (loss) per share is calculated by dividing the Company’s profit or loss by the weighted average number of ordinary shares outstanding during the period, plus the weighted average of dilutive potential ordinary shares.

Dilutive potential ordinary shares will be considered dilutive when their conversion to ordinary shares may reduce earnings per share or increase losses per share. They will be considered antidilutive when their conversion to ordinary shares may result in an increase in earnings per share or a reduction in loss per share.

The calculation of diluted profit (loss) per share does not involve a conversion; the exercise or other issue of shares that may have an antidilutive effect on loss per share, or when the exercise price is higher than the average price of ordinary shares during the period, no dilution effect is booked, as diluted profit (loss) per share is equal to basic profit (loss) per share.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Profit/(Loss) for the period, net	10,363	(60,535)	5,505	(39,203)
Weighted average number of ordinary shares	88,035,902	87,280,741	88,199,082	87,395,077

Basic profit/(loss) per share (in US dollars per share)	0.118	(0.694)	0.062	(0.449)

	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Profit/(Loss) for the period, net	10,363	(60,535)	5,505	(39,203)
Weighted average number of ordinary shares	92,043,587	87,280,741	92,882,746	87,395,077

Diluted profit/(loss) per share (in US dollars per share)	0.113	(0.694)	0.059	(0.449)

As of June 30, 2021, the Company holds the following dilutive potential ordinary shares that are antidilutive; therefore, they are not included in the weighted average number of ordinary shares to calculate diluted profit/(loss) per share:

i.	21,666,667 Series A shares related to 65,000,000 Series A warrants;

ii.	9,893,333 Series A shares related to 29,680,000 warrants;

iii.	1,666,667 Series A shares related to 5,000,000 securities (Forward Purchase Agreement (“FPA”) and;

iv.	6,368,952 Series A shares that will be used in the Long-Term Incentive Plan (“LTIP”).

There were no other transactions involving ordinary shares or dilutive potential ordinary shares between the reporting date and the date of approval of these unaudited interim condensed consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Property, plant and equipment

The changes in property, plant and equipment for the period ended June 30, 2021 are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties	Production wells and facilities	Works in progress	Materials and spare parts	Total
Cost
Amounts as of December 31, 2020	2,456	21,831	353,076	876,663	79,556	28,851	1,362,433

Additions	250	57	—	937	128,332	23,132	152,708
Transfers	—	41	—	146,594	(125,945)	(20,690)	—
Disposals (1) (2)	—	(497)	(499)	(2,469)	—	(210)	(3,675)
Assets held for sale (Note 1.2.2 and 30)	—	(313)	(5,557)	(5,931)	(1,839)	—	(13,640)

Amounts as of June 30, 2021	2,706	21,119	347,020	1,015,794	80,104	31,083	1,497,826

Accumulated depreciation

Amounts as of December 31, 2020	(276)	(7,466)	(33,373)	(319,060)	—	—	(360,175)

Depreciation	(9)	(1,975)	(11,006)	(79,304)	—	—	(92,294)
Disposals	—	423	58	—	—	—	481
Assets held for sale (Note 1.2.2 and 30)	—	22	214	1,620	—	—	1,856

Amounts as of June 30, 2021	(285)	(8,996)	(44,107)	(396,744)	—	—	(450,132)

Net value

Amounts as of June 30, 2021	2,421	12,123	302,913	619,050	80,104	31,083	1,047,694

Amounts as of December 31, 2020	2,180	14,365	319,703	557,603	79,556	28,851	1,002,258

(1)	Disposals of “Production wells and facilities” related to the reestimation of assets retirement obligation.
(2)	Disposals of “Oil and gas properties” related to farmout agreement, see Note 1.2.1.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Goodwill and other intangible assets

Below are the changes in goodwill and other intangible assets for the six-month period ended June 30, 2021:

		Other intangible assets
	Goodwill	Software licenses	Exploration rights	Total
Cost

Amounts as of December 31, 2020	28,484	10,605	15,359	25,964
Additions	—	761	—	761
Disposals (1)	(34)	—	—	—

Amounts as of June 30, 2021	28,450	11,366	15,359	26,725

Accumulated amortization

Amounts as of December 31, 2020	—	(4,883)	—	(4,883)
Amortization	—	(1,615)	—	(1,615)

Amounts as of June 30, 2021	—	(6,498)	—	(6,498)

Net value

Amounts as of June 30, 2021	28,450	4,868	15,359	20,227

Amounts as of December 31, 2020	28,484	5,722	15,359	21,081

(1)	Disposals related to farmout agreement, see Note 1.2.1.

Note 14. Right-of-use assets and lease liabilities

The Company has lease contracts for various items of buildings, and plant and machinery, which are recognized under IFRS 16.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., on the date when the underlying asset is available for use). Right-of-use assets are measured at cost, net of the accumulated depreciation and impairment losses, and are adjusted by the remeasurement of lease liabilities.

Unless the Company is reasonably certain that it will obtain the ownership of the leased asset at the end of the lease term, recognized right-of-use assets are depreciated under the straight-line method during the shortest of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of the lease payments to be made over the lease term. After the commencement date, of lease liabilities will be increased to reflect the accumulation of interest and will be reduced by the lease payments made. In addition, the carrying amount of lease liabilities are remeasured if there is an amendment, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

The carrying amount of the Company’s right-of-use assets and lease liabilities, as well as the changes for the period are detailed below:

	Right-of-use assets			Lease liabilities
	Buildings	Plant and machinery	Total
Amounts as of December 31, 2020	1,319	21,259	22,578	(23,681)
Reestimation	367	588	955	(885)
Depreciation (1)	(237)	(2,551)	(2,788)	—
Payments	—	—	—	3,990
Interest expenses (2)	—	—	—	(1,483)

Amounts as of June 30, 2021	1,449	19,296	20,745	(22,059)

(1)	Including the depreciation of drilling services capitalized as works in progress for 951.
(2)	The amount includes lease transfer for drilling services incurred capitalized as works in progress for 949.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company applies the exemption to recognize short-term leases of machinery and equipment (i.e., leases for a term under 12 months as from the commencement date and do not contain a purchase option). The low-value asset exemption also applies to low-value office equipment items. The lease payments on short-term leases and leases of low-value assets are recognized as expenses under the straight-line method during the lease term.

Short-term and low-value leases and overhead spending were recognized in the statement of profit or loss and other comprehensive loss in the general and administrative expenses for 67, for the six-month period ended June 30, 2021.

Note 15. Income tax

The Company calculates the income tax for the period using the tax rate that would be applicable to the expected annual profit or loss. The most significant components of the income tax expense in the statement of profit or loss and other comprehensive income of these interim condensed consolidated financial statements are:

	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Income tax
Current income tax	(17,972)	(271)	(16,224)	(271)
Deferred income tax relating to origination and reversal of temporary differences	(12,689)	(12,603)	(10,679)	(8,032)

Income tax (expense) disclosed in the statement of profit or loss	(30,661)	(12,874)	(26,903)	(8,303)

Deferred income tax charged to other comprehensive income	1,385	57	1,361	57

Total income tax (expenses)	(29,276)	(12,817)	(25,542)	(8,246)

The Company’s effective rate stood at 75% and 27% for the six-month periods ended June 30, 2021 and 2020, respectively. The differences between the effective and statutory rate are mainly related to: (i) change in the income tax rate (See Note 29); (ii) the depreciation of Argentine peso (“ARS”) with respect to the US dollar affecting the Company’s tax deductions of non-monetary assets; (iii) the application of the tax adjustment for inflation in Argentina (See Note 33.1 to the annual consolidated financial statements as of December 31, 2020 for more details).

Note 16. Trade and other receivables

	As of June 30, 2021	As of December 31, 2020
Non-current
Other receivables:
Prepayments, tax receivables and others:
Prepayments and other receivables	9,918	9,884
Turnover tax	956	789
Value Added Tax (“VAT”)	26	5,562
Income tax	—	11,995
Minimum presumed income tax	—	1,034

	10,900	29,264
Financial assets:
Prepayments and loans to employees	354	546

	354	546

Total non-current trade and other receivables	11,254	29,810

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of June 30, 2021	As of December 31, 2020
Current
Trade:
Oil and gas accounts receivable (net of reserves)	31,054	23,260

	31,054	23,260

Other receivables:
Prepayments, tax credits and other:
VAT	24,805	17,022
Prepaid expenses	5,806	3,228
Income tax	253	254
Turnover tax	168	406

	31,032	20,910
Financial assets:
Gas Plan IV (Note 2.5.2.2)	1,986	—
Accounts receivable from third parties	1,945	1,974
Advances to directors and loans to employees	679	499
LPG price stability program	179	322
Receivables from joint operations	22	24
RI program (Note 2.5.2.1)	—	4,012
Others	129	18

	4,940	6,849

Other receivables	35,972	27,759

Total current trade and other receivables	67,026	51,019

Due to the short-term nature of current trade and other receivables, it carrying amount is considered similar to its fair value. The fair values of non-current trade and other receivables do not differ significantly from it carrying amounts either.

In general, accounts receivable has a 15-day term for sales of oil and a 65-day term for sales of natural gas and LPG.

The Company sets up a provision for trade receivables when there is information showing that the debtor is facing severe financial difficulties or that there is no realistic probability of recovery, for example, when the debtor goes into liquidation or files for bankruptcy proceedings. None of the trade receivables that have been written off is subject to enforcement activities. The Company has recognized an allowance for expected credit losses of 100% against all receivables over 90 days past due because historical experience has indicated that these receivables are generally not recoverable.

As of June 30, 2021, and December 31, 2020, trade and other receivables less than 90 days past due amounted to 3,367 and 5,024, respectively, so no expected credit loss allowance was booked. As of June 30, 2021, and December 31, 2020 the Company has an expected credit loss allowance under trade and other receivables for 29 and 3, respectively.

As of the date of these interim condensed consolidated financial statements, maximum exposure to credit risk its related to the carrying amount of each class of accounts receivable.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 17. Financial assets and liabilities

17.1 Borrowings

	As of June 30, 2021	As of December 31, 2020
Non-current
Borrowings	425,720	349,559

Total non-current	425,720	349,559

Current
Borrowings	179,367	190,227

Total current	179,367	190,227

Total Borrowings	605,087	539,786

Below are the maturity dates of Company borrowings (excluding lease liabilities) and their exposure to interest rates:

	As of June 30, 2021	As of December 31, 2020
Fixed interest
Less than 1 year	124,513	113,174
1 to 2 years	134,329	105,652
3 to 5 years	224,097	134,623

Total	482,939	353,449

Variable interest
Less than 1 year	54,854	77,053
1 to 2 years	44,794	64,352
3 to 5 years	22,500	44,932

Total	122,148	186,337

Total Borrowings	605,087	539,786

See Note 17.4 for information on the fair value of the borrowings.

The carrying amounts of borrowings as of June 30, 2021, is as follows:

Subsidiary	Bank	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	Carrying amount
Vista Argentina	Banco Galicia, Banco Itaú Unibanco, Banco Santander Rio and Citibank NA (1)	July, 2018	US	150,000 150,000	Variable Fixed	LIBOR + 4.5% 8%	July, 2023	230,037
Vista Argentina	Banco BBVA	July, 2019	US	15,000	Fixed	9.4%	July, 2022	8,464
Vista Argentina	Santander International	January, 2021	US	11,700	Fixed	1.80%	January, 2026	160 (2)
Vista Argentina	Bolsas y Mercados Argentinos S.A.	June, 2021	ARS	4,245,000	Fixed	33%	July, 2021	18,017 (3)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Moreover, Vista Argentina issued a simple non-convertible debt security, under the name “Programa de Notas” approved by the National Securities Commission in Argentina (“CNV”). The following chart shows the carrying amount of negotiable obligations (“ON”):

Subsidiary	Instrument	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	Carrying amount
Vista Argentina	ON I	July, 2019	US	50,000	Fixed	7.88%	July, 2021	50,637
Vista Argentina	ON II	August, 2019	US	50,000	Fixed	8.5%	August, 2022	50,371
Vista Argentina	ON III	February, 2020	US	50,000	Fixed	3.5%	February, 2024	50,227
Vista Argentina	ON IV	August, 2020	ARS	725,650	Variable	Badlar + 1.37%	February, 2022	7,929
Vista Argentina	ON V	August, 2020 December, 2020	US US	20,000 10,000	Fixed Fixed	0% 0%	August, 2023 August, 2023	19,828 9,910
Vista Argentina	ON VI	December, 2020	US	10,000	Fixed	3.24%	December, 2024	9,924
Vista Argentina	ON VII	March, 2021	US	42,371	Fixed	4.25%	March, 2024	41,849
Vista Argentina	ON VIII	March, 2021	ARS (4)	3,054,537	Fixed	2.73%	September, 2024	36,425
Vista Argentina	ON IX	June, 2021	US	38,787	Fixed	4.00%	June, 2023	38,447
Vista Argentina	ON X	June, 2021	ARS (4)	3,104,063	Fixed	4.00%	March, 2025	32,862

(1)	See Note 31.
(2)	Net amount of 4,633 from cash granted as security.
(3)	Net amount of 35,579 from short-term investments granted as security
(4)	Amount signed in UVA, updatable by CER. See Note 10.3.

Under the aforementioned program, the Company may list and issue debt securities for a total capital up to 800,000 or its equivalent in other currencies at any time.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.2 Changes in liabilities arising from financing activities

Changes in the borrowings were as follows:

	As of June 30, 2021	As of December 31, 2020
Amounts at beginning of period/year	539,786	451,413
Proceeds from borrowing (1)	199,028	198,618
Borrowing interests (2) (Note 10.2)	29,157	47,923
Payment of borrowing´s costs	(2,711)	(2,259)
Payment of borrowing´s interests	(25,392)	(43,756)
Payment of borrowing´s principal	(129,493)	(98,761)
Amortized costs (2) (Note 10.3)	2,923	2,811
Remeasurement in borrowing (2) (Note 10.3)	5,567	—
Changes in foreign exchange rate (2)	(13,778)	(16,203)

Amounts at end of period/year	605,087	539,786

(1)	As June 30, 2021 including 199,698 net of 670 from government bonds granted as security, which generated no cash flows.
(2)	Transactions that generated no cash flows.

17.3 Financial instruments by category

The following chart includes the financial instruments broken down by category:

As of June 30, 2021	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
American government bonds (Note 25)	7,895	—	7,895
Trade and other receivables (Note 16)	354	—	354

Total non-current financial assets	8,249	—	8,249

Cash, banks balances and short-term investments (Note 19)	146,615	90,056	236,671
Trade and other receivables (Note 16)	35,994	—	35,994

Total current financial assets	182,609	90,056	272,665

Liabilities
Borrowings (Note 17.1)	425,720	—	425,720
Warrants (Note 17.4)	—	1,714	1,714
Lease liabilities (Note 14)	14,725	—	14,725

Total non-current financial liabilities	440,445	1,714	442,159

Borrowings (Note 17.1)	179,367	—	179,367
Accounts payable and accrued liabilities (Note 24)	109,091	—	109,091
Lease liabilities (Note 14)	7,334	—	7,334

Total current financial liabilities	295,792	—	295,792

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
American government bonds (Note 25)	8,004	—	8,004
Trade and other receivables (Note 16)	546	—	546

Total non-current financial assets	8,550	—	8,550

Cash, banks balances and Short-term investments (Note 19)	170,851	32,096	202,947

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2020	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Trade and other receivables (Note 16)	30,109	—	30,109

Total current financial assets	200,960	32,096	233,056

Liabilities
Borrowings (Note 17.1)	349,559	—	349,559
Warrants (Note 17.4)	—	362	362
Lease liabilities	17,498	—	17,498

Total non-current financial liabilities	367,057	362	367,419

Accounts payable and accrued liabilities (Note 24)	190,227	—	190,227
Borrowings (Note 17.1)	118,619	—	118,619
Lease liabilities	6,183	—	6,183

Total current financial liabilities	315,029	—	315,029

Below are income, expenses, profit or loss from each financial instrument:

For the six-month period ended June 30, 2021:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 10.1)	8	—	8
Interest expenses (Note 10.2)	(29,157)	—	(29,157)
Amortized costs (Note 10.3)	(2,923)	—	(2,923)
Changes in the fair value of warrants (Note 10.3)	—	(1,352)	(1,352)
Net changes in foreign exchange rate (Note 10.3)	8,815	—	8,815
Discount of assets and liabilities at present value (Note 10.3)	2,715	—	2,715
Changes in the fair value of financial assets (Note 10.3)	—	7,215	7,215
Interest expense on lease liabilities (Note 10.3)	(534)	—	(534)
Unwinding of discount on asset retirement obligation (Note 10.3)	(1,174)	—	(1,174)
Remeasurements in borrowing (Note 10.3)	(5,567)	—	(5,567)
Others (Note 10.3)	(1,444)	—	(1,444)

Total	(29,261)	5,863	(23,398)

For the six-month period ended June 30, 2020:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 10.1)	766	—	766
Interest expenses (Note 10.2)	(20,720)	—	(20,720)
Amortized costs (Note 10.3)	(1,199)	—	(1,199)
Changes in the fair value of warrants (Note 10.3)	—	14,840	14,840
Net changes in foreign exchange rate (Note 10.3)	(3,307)	—	(3,307)
Discount of assets and liabilities at present value (Note 10.3)	(971)	—	(971)
Changes in the fair value of financial assets (Note 10.3)	(4,839)	—	(4,839)
Impairment of financial assets (Note 10.3)	—	(533)	(533)
Interest expense on lease liabilities (Note 10.3)	(796)	—	(796)
Unwinding of discount on asset retirement obligation (Note 10.3)	(1,390)	—	(1,390)
Others (Note 10.3)	1,602	—	1,602

Total	(30,854)	14,307	(16,547)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.4 Fair value

This note includes information on the Company’s method for assessing the fair value of sits financial assets and liabilities.

17.4.1 Fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis

The Company classifies the measurements at fair value of financial instruments using a fair value hierarchy, which shows the relevance of the variables applied to carry out these measurements. The hierarchy categorizes the inputs into three levels:

-	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

-	Level 2: data other than the quoted prices included in Level 1 that are observable for assets or liabilities, either directly (that is prices) or indirectly (that is derived from prices).

-	Level 3: data on the asset or liability that are based on non observable market data (that is, non observable information).

The following chart shows the Company’s financial assets and liabilities measured at fair value as of June 30, 2021 and December 31, 2020:

As of June 30, 2021	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short term investments	90,056	—	—	90,056

Total assets	90,056	—	—	90,056

As of June 30, 2021	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss
Warrants	—	—	1,714	1,714

Total liabilities	—	—	1,714	1,714

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short term investments	32,096	—	—	32,096

Total assets	32,096	—	—	32,096

As of December 31, 2020	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss
Warrants	—	—	362	362

Total liabilities	—	—	362	362

The value of financial instruments traded in active markets is based on quoted market prices as of the date of these accompanying unaudited interim condensed consolidated financial statements. A market is considered active when quoted prices are available regularly through a stock exchange, a broker, a specific sector entity or regulatory agency, and these prices reflect regular and current market transactions between parties at arm’s length. The quoted market price used for financial assets held by the Company is the current offer price. These instruments are included in Level 1.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. These valuation techniques maximize the use of observable market data, when available, and minimize the use of Company’s specific estimates. Should all significant variables used to establish the fair value of a financial instrument be observable, the instrument is included in Level 2.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Should one or more variables used in determining the fair value not be observable in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1 and Level 2 from December 31, 2020 through June 30, 2021 or from December 31,2019 through December 31, 2020.

The fair value of warrants is determined using the Black & Scholes model considering the expected volatility of the Company’s ordinary shares upon estimating the future volatility of Company share price. The risk-free interest rate for the expected useful life of the sponsor’s warrants is based on the available return of benchmark government bonds with an equivalent remainder term upon the grant. The expected life is based on the contractual terms.

The following assumptions were used in estimating the fair value of warrants as of June 30, 2021 and December 31, 2020:

	As of June 30, 2021	As of December 31, 2020
Annualized volatility	40.22%	40.21%
Risk free domestic interest rate	5.57%	4.34%
Risk free foreign interest rate	0.18%	0.13%
Remainder useful life in years	1.79 years	2.29 years

It is a recurring Level 3 fair value measurement. The key Level 3 inputs used by Management to assess fair value are market price and expected volatility. As of June 30, 2021: (i) should market price increase by 0.10 it would increase the obligation by about 212; (ii) should market price decrease by 0.10 it would drop the obligation by about 195; (iii) should volatility increase by 50 basis points, it would rise the obligation by about 101 and; (iv) should volatility slip by 50 basis points, it would reduce the obligation by about 99.

Reconciliation of level 3 measurements at fair value:

	As of June 30, 2021	As of December 31, 2020
Warrant liability amount at beginning of period/year:	362	16,860
Loss/(Profit) changes in the fair value of warrants (Note 10.3)	1,352	(16,498)

Amount at end of period/year	1,714	362

17.4.2 Fair value of financial assets and liabilities that are not measured at fair value (but require fair value disclosures)

Except for the information included in the following chart, the Company considers that the carrying amounts of financial assets and liabilities recognized in the interim condensed consolidated financial statements approximate to its fair values, as explained in the related notes.

	Carrying amount	Fair value	Level
Liabilities
Borrowings	605,087	596,272	2

Total liabilities as of June 30, 2021	605,087	596,272

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.5 Risk management objectives and policies concerning financial instruments

17.5.1 Financial risk factors

The Company’s activities are exposed to several financial risks: market risk (including exchange rate risk, interest rate risk and price risk), credit risk and liquidity risk.

Financial risk management is included in the Company’s global policies, and it adopts a comprehensive risk management policy focused on tracking risks affecting the entire Company. This strategy aims at striking a balance between profitability targets and risk exposure levels. Financial risks are derived from the financial instruments to which the Company is exposed during period-end or as of every period-end.

The Company’s financial department, controls financial risk by identifying, assessing and covering financial risks. The risk management systems and policies are reviewed regularly to show the changes in market conditions and the Company’s activities. The Company reviewed its exposure to financial risk factors and identified no significant changes in the risk analysis included in its annual consolidated financial statements as of December 31, 2020, except for the following:

17.5.1.1 Market risk

Exchange rate risk

The Company’s financial position and results of operations are sensitive to exchange rate changes between the US dollar and the ARS and other currencies. As of June 30, 2021, the Company performed foreign exchange currency hedge transactions.

Most Company sales are denominated in US dollars, or the changes in sales follow the changes in the US dollar listed price.

During the period elapsed between January 1, 2021, and June 30, 2021, the ARS depreciated by about 14%.

The following chart shows the sensitivity to a reasonable change in the exchange rates of the ARS to the US dollar while maintaining the remainder variables constant. Impact on profit before taxes is related to changes in the fair value of monetary assets and liabilities denominated in currencies other than the US dollar, the Company’s functional currency. The Company’s exposure to changes in foreign exchange rates for the remainder currencies is immaterial.

As of June 30, 2021
Changes in interest rates in Argentine pesos	+/-14%
Effect on profit or loss	(28,467) / 28,467
Effect on equity	(28,467) / 28,467

Inflation in Argentina

For the six-month period ended June 30, 2021, and for the year ended December 31, 2020, the ARS depreciated about 14% and 41%, respectively. For the six-month period ended June 30, 2021, the interest rate decreased by about 2 percentage points with respect to the average 40% interest rate in 2020. As of December 31, 2020, the 3-year cumulative inflation rate stood at about 200%.

Interest rate risk in cash flows and fair value

The purpose of interest rate risk management is to minimize finance costs and limit the Company’s exposure to interest rate increases.

Variable-rate indebtedness exposes the Company’s cash flows to interest rate risk due to the potential volatility. Fixed-rate indebtedness exposes the Company to interest rate risk on the fair value of its liabilities as they could be considerably higher than variable rates. As of June 30, 2021, and December 31, 2020, about 20% and 35% of indebtedness was subject to variable interest rates. For the six-month period ended June 30, 2021, and for the year ended December 31, 2020, the variable interest rate of loans denominated in US dollars stood at 4.95% and 5.69%, respectively, and it amounted to 40.29% and 38.81%, respectively, for loans denominated in ARS.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company expects to lessen its interest rate exposure by analyzing and assessing (i) the different sources of liquidity available in domestic and international financial and capital markets (if available); (ii) alternative (fixed or variable) interest rates, currencies and contractual terms available for companies in a sector, industry and risk similar to the Company’s; and (iii) the availability, access and cost of interest rate hedge contracts. Hence, the Company assesses the impact on profit or loss of each strategy on the obligations that represent the main positions to the main interest-bearing positions.

In the case of fixed rates and in view of current market conditions, the Company considers that the risk of a major decrease in interest rates is low; therefore, it does not expect substantial fixed rate debt risk.

For the six-month period ended June 30, 2021, and for the year ended December 31, 2020, the Company did not use derivative financial instruments to mitigate interest rate risks.

Note 18. Inventories

	As of June 30, 2021	As of December 31, 2020
Materials and spare parts	8,351	7,743
Crude oil stock (Note 5.2)	4,787	6,127

Total	13,138	13,870

Note 19. Cash, bank balances and short-term investments

	As of June 30, 2021	As of December 31, 2020
Money market funds	100,414	167,553
Mutual funds	89,944	30,886
Cash in banks	46,152	2,875
Government bonds	161	1,633

Total	236,671	202,947

For the purposes of the statement consolidated of cash flows, cash and cash equivalents include the resource available in cash at the bank and investments with a maturity less than six-month. The following chart shows a reconciliation of the movements between cash, banks and short-term investments and cash and cash equivalents:

	As of June 30, 2021	As of December 31, 2020
Cash, banks balances and short-term investments	236,671	202,947
Less
Government bonds	(161)	(1,633)

Cash and cash equivalents	236,510	201,314

Note 20. Share Capital

During the six-month period ended June 30, 2021, 551,274 Series A shares were issued as part of the LTIP granted to the employees of the Company, see more information in Note 34 to the annual consolidated financial statements as of December 31, 2020. Except as mentioned above, no other significant transactions occurred after December 31, 2020.

As of June 30, 2021, and December 31,2020, the Company’s capital stock amounts to 88,402,560 and 87,851,286 fully subscribed and paid Series A shares with no face value, respectively, each entitled to one vote. As of June 30, 2021, and December 31, 2020, the Company’s authorized capital includes 40,389,679 and 40,940,953 Series A ordinary shares held in Treasury that may be used with warrants, forward purchase agreements and LTIP.

The variable portion of capital stock is an unlimited amount according to the Company’s bylaws and laws applicable, whereas the fixed amount is divided into 2 Class C shares.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 21. Provisions

	As of June 30, 2021	As of December 31, 2020
Non-current
Asset retirement obligation	21,400	23,349
Environmental remediation	644	560

Total non-current	22,044	23,909

	As of June 30, 2021	As of December 31, 2020
Current
Asset retirement obligation	604	584
Environmental remediation	946	1,141
Contingencies	197	359

Total current	1,747	2,084

Note 22. Salaries and social security payable

	As of June 30, 2021	As of December 31, 2020
Current
Salaries and social security contributions	4,197	4,479
Provision for gratifications and bonus	4,500	7,029

Total current	8,697	11,508

Note 23. Other taxes and royalties payable

	As of June 30, 2021	As of December 31, 2020
Current
Royalties	7,037	4,152
Tax withholdings	1,260	843
VAT	29	46
Others	33	76

Total current	8,359	5,117

Note 24. Accounts payable and accrued liabilities

	As of June 30, 2021	As of December 31, 2020
Current
Accounts payable:
Suppliers	108,621	117,409

Total current accounts payable	108,621	117,409

Accrued liabilities:
Extraordinary fee for Gas Plan IV (Note 2.5.2.2)	257	—
Payables to partners for joint operations	132	664
Extraordinary fee for RI program (Note 2.5.2.1)	81	546

Total current accrued liabilities	470	1,210

Total current	109,091	118,619

Due to the short-term nature of current accounts payables and accrued liabilities, their carrying amount is deemed to be the same as its fair value. The carrying amount of the non-current accrued liabilities does not differ considerably from its fair value.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 25. Employee benefits

The following chart summarizes net expense components and the changes in the liability for long-term employee benefits in the unaudited interim condensed consolidated financial statements:

	Period from January 1 through June 30, 2021	Period from January 1 through June 30, 2020	Period from April 1 through June 30, 2021	Period from April 1 through June 30, 2020
Cost of services	(11)	(42)	(6)	(21)
Cost of interest	(75)	(101)	(37)	(69)

Total	(86)	(143)	(43)	(90)

	As of June 30, 2021
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the period
Amounts at beginning of period	(11,465)	8,004	(3,461)
Items classified as loss or profit
Cost of services	(11)	—	(11)
Cost of interest	(275)	200	(75)
Items classified in other comprehensive income
Actuarial (loss)	(2,423)	(197)	(2,620)
Benefit payments	392	(392)	—
Payment of contributions	—	280	280

Amounts at end of period	(13,782)	7,895	(5,887)

The fair value of plan assets as of every period/year end per category, is as follows:

	As of June 30, 2021	As of December 31, 2020
American government bonds	7,895	8,004

Total	7,895	8,004

Note 23 to the Company’s annual consolidated financial statements as of December 31, 2020, provides more information on employee defined benefit plans.

Note 26. Related parties transactions and balances

As of June 30, 2021, and December 31, 2020, the Company has no balances with related parties or relevant transactions to be disclosed other than those included in Note 27 of the annual consolidated financial statements as of December 31, 2020.

Note 2.3 to the Company’s annual consolidated financial statements as of December 31, 2020, provide information on the Group’s structure, including information on Company subsidiaries.

Note 27. Commitments and contingencies

There were no significant changes in commitments and contingencies during the six-month period ended June 30, 2021. For a description on the Company’s contingency commitments and investment related to its oil and gas properties, see Notes 29 and 30 to the annual consolidated financial statements as of December 31, 2020.

Note 28. Operations in hydrocarbon consortiums

- On March 21, 2021 the Sur Rio Deseado Este exploitation concession expired, and Vista Argentina decided not to request the 10-year extension filed by Alianza Petrolera Argentina S.A to the enforcement authority, in its capacity as co-owner and operator of the concession. As of the date of these interim condensed consolidated financial statements Vista Argentina does no longer have a working interest of 16.94%; and the result of the disposal of assets and liabilities was recorded under “Other operating income” (See Note 9.1).

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

- On July 8, 2021, the Province of Neuquén approved an amendment in the investment commitment in Águila Mora concession, as follow: drilling and completion of 2 (two) new horizontal wells; the completion of 1 (one) well with its associated facilities until November 28, 2022, for an estimated cost of 32,750.

Except as mentioned in Note 1.2 and above, there were no significant changes to operations in hydrocarbon consortiums during the six-month period ended June 30, 2021. See Note 30 to the annual consolidated financial statements as of December 31, 2020 for more details about operations in hydrocarbon consortiums.

Nota 29. Tax framework

A.	Argentina

On June 16, 2021 the Argentine Government enacted Law No. 27,630 that amended the corporate income tax rate for fiscal years beginning on January 1, 2021. This law sets forth the application of a gradual corporate rate scheme based on the level of accumulated taxable net profit. Based on Management estimates, as of the date of these interim condensed consolidated financial statements, the applicable corporate income tax rate stands at 35%.

Dividends or profits distributed to beneficiaries residing abroad will be subject to 7% withholding tax. (See Note 33.1 to the annual consolidated financial statements as of December 31, 2020 for more details).

Note 30. Assets held for sale and liabilities directly associated with assets held for sale

As a consequence of the operation mentioned in Note 1.2.2, the assets and liabilities classified as available for sale as of June 30, 2021 are the following:

	Notes	As of June 30, 2021
Assets
Non-current assets
Property, plant and equipment	12	11,784

Total non-current assets		11,784

Current assets
Trade and other receivables		993
Cash, bank balances and other short-term investments		114

Total current assets		1,107

Total assets held for sale		12,891

Liabilities
Non-current liabilities
Provisions		630

Total non-current liabilities		630

Current liabilities
Other taxes and royalties payable		1
Accounts payable and accrued liabilities		1,084

Total current liabilities		1,085

Total liabilities directly associated with assets held for sale		1,715

Note 31. Subsequent events

The Company assessed events subsequent to June 30, 2021, to determine the need of a potential recognition or disclosure in these interim condensed consolidated financial statements. The Company assessed such events through July 27, 2021, date in which these financial statements were made available for issue.

-

On July 2, 2021, Vista Argentina signed two collateral agreements with Banco Santander International for a total amount of 43,500, at an annual fixed interest rate of 2.05%, and expiration date as of July 2, 2026.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

-	On July 2 and 20, 2021, Vista Argentina paid principal and interest corresponding to the syndicated loan agreement for a total amount of 51,943.

There are no other events or transactions between the closing date and the date of issuance of these unaudited interim condensed consolidated financial statements that could significantly affect the Company’s financial position or profit or loss.